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13013702

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2013
REGISTRATIONS BRANCH
02

SEC FILE NUMBER
8 – 66464

✱ AB
3/7

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/12   AND ENDING   12/31/12
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    AQUEDUCT CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    2820 SELWYN AVENUE, SUITE 550
                               (No. And Street)

CHARLOTTE,	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    FRANK H. EDWARDS   (704) 973-9919
                                                                           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                              (Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
      ☑ Certified Public Accountant
      ☐ Public Accountant
      ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ FRANK H. EDWARDS _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ AQUEDUCT CAPITAL GROUP, LLC _____ , as of _____ DECEMBER 31, 2012 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DANA TUCK
Notary Public
Mecklenburg County
North Carolina
My Commission Expires Jun 24, 2017

Dana Tuck
Notary Public

Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AQUEDUCT CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

AQUEDUCT CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of Aqueduct Capital Group, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aqueduct Capital Group, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 25, 2013

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 1,809,885
Fees receivable	9,612,767
Fixed assets, at cost (net of accumulated depreciation of $201,029)	121,682
Accounts receivable	8,835
Deposit	5,952
TOTAL ASSETS	$ 11,559,121

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accrued expenses	$ 120,506
TOTAL LIABILITIES	120,506

MEMBER'S EQUITY:

TOTAL MEMBER'S EQUITY	11,438,615
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,559,121

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Aqueduct Capital Group, LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned their interests in the Company to the sole member, Aqueduct Capital Holdings, LLC, and ceased to be members of the Company. The Company changed its name on February 23, 2006. The Company will continue indefinitely unless terminated sooner by the sole member.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is an alternative asset placement agent with offices across the United States that facilitate capital raising for private equity and hedge fund managers.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for the securities brokerage industry.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customers.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $1,689,379, which was $1,681,345 in excess of its required net capital of $8,034. The Company's net capital ratio was 0.07 to 1.

NOTE 3 -   INCOME TAXES

The Company is not subject to income taxes.   The member reports its distributive share of realized income or loss on its own tax return.   However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.   The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2009.

NOTE 4 -   COMMITMENTS AND CONTINGENT LIABILITIES

On October 19, 2010 the Company leased office space in Charlotte, with another tenant, under a lease which expires in 87 months. The Company also rents space in Houston, New York City and San Francisco on a month-to-month basis. On March 23, 2010 the Company leased a copy machine for approximately $255 per month under a lease which expires in 48 months. The following is a schedule of future minimum lease payments required under the Charlotte and copier leases:

Year ending December 31	Office Space	Copy Machine
2013	$ 100,900	$ 3,054
2014	103,927	509
2015	107,559	-
2016	111,313	-
2017	115,228	-
Thereafter	29,816	-
Total	$ 568,743	$ 3,563

NOTE 4 -   COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company has an informal arrangement with the other tenant such that each party pays 50% of the monthly rent.

Rent expense for the year ended December 31, 2012 was $162,179 for all four locations as reported on the rent line on the statement of income. Copier base rent of $3,054 was included in the office expenses line on the statement of income.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 5 -   BENEFITS

The Company participates in a 401(k) profit sharing plan covering substantially all of its employees. The plan allows for discretionary employee contributions and a mandatory minimum employer contribution equal to 3% of each employee's compensation. The Company may make contributions in excess of 3%. The Company contributed $72,835 to the plan for the year ended December 31, 2012, which was included in the salaries line on the statement of income.

NOTE 6 -   FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Furniture and Equipment	$ 262,573
Automobile	60,138
Total Cost	322,711
Less: Accumulated Depreciation	(201,029)
Net Fixed Assets	$ 121,682

Depreciation for the year ended December 31, 2012 was $ 50,576.

NOTE 7 -   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2012 or during the year then ended.

NOTE 8 -   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.